ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

090201

Filed in the office of	Document Number
[signature]	20110370019-94
Ross Miller Secretary of State State of Nevada	Filing Date and Time 05/18/2011 12:03 PM
	Entity Number E0311652005-2

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

MMEX Mining Corporation

2. The articles have been amended as follows: (provide article numbers, if available)

Article 4. The corporation does, by amendment to its articles of incorporation effective May 25, 2011 (the "Effective Date"), reclassify its shares of Common Stock, par value $0.001 per share (the "Old Common Stock") issued and outstanding immediately before the Effective Date and cancel its unissued shares of Old Common Stock unissued before the Effective Date.

Each ten shares of Old Common Stock outstanding immediately before the Effective Date, and each ten shares of Old Common Stock issuable pursuant to an instrument exercisable for shares of Old Common Stock (including, but not limited to, all outstanding warrants to acquire Old Common Stock and all outstanding convertible preferred stock convertible into Old Common Stock), shall, on the Effective Date, (cont'd on next page)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: majority of the voting power

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X /s/ Jack W. Hanks

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

be reclassified and converted into, and become a right to receive, and the holders of the outstanding Old Common Stock or instruments exercisable for such Old Common Stock shall be entitled to receive therefore upon surrender of the certificates representing such shares of Old Common Stock to the Corporation, or upon exercise of such instrument, one share of Common Stock.

Following completion of the reverse split, the capitalization of the corporation is hereby amended such that the aggregate number of shares which the corporation shall have authority to issue is 50,000,000, of which 45,000,000 shall be designated as Common Stock, par value $.001per share, and 5,000,000 shall be designated as Preferred Stock, par value $.001 per share. Shares of Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such designations, preferences, limitations, and relative rights, including voting rights, as shall be stated and expressed herein or in a resolution or resolutions providing for the issue of such series adopted by the board of directors of the corporation. Shares of Series A Preferred Stock previously designated by the board of directors of the corporation shall remain outstanding in full force and effect after the Effective Date.